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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          FORM 12b-25/A AMENDMENT NO. 1

                           NOTIFICATION OF LATE FILING

                                                     SEC FILE NUMBER: 001-12870

                                                     CUSIP NUMBER: 192861  10  2

(Check One)   [X]  Form 10-K   [ ]  Form 20-F  [ ]  Form 11-K   [ ]  Form 10-Q
              [ ]  Form N-SAR

For Period Ended:          March 31, 2002

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         PART III - NARRATIVE

         On a Form 12b-25 filed on July 2, 2002, Registrant reported discussions among Registrant, certain of its secured creditors and a proposed funding source. Those discussions are substantially completed. Registrant has reached agreement in principle with such existing secured creditors and a proposed additional working capital funding source, subject to the completion of due diligence and the execution of definitive documentation. Registrant believes that the contemplated transactions can provide adequate liquidity to Registrant for the foreseeable future. However, until definitive documents are executed by the parties, there can be no assurance that such transactions will be completed. Results of Registrant's operations for the fiscal year ended March 31, 2002 and its financial condition as of that date are properly disclosed in the context of the results of the present discussions; in any event, Registrant will file its Form 10-K by the end of July 2002. For a summary of the results of Registrant's operations for the year ended March 31, 2002 and for the quarter ended on that date, see Form 12b-25 filed on July 2, 2002 as amended hereby. Except as set forth herein Registrant hereby reaffirms each of the statements in PART III of Form 12b-25 filed on July 2, 2002.


                            COLD METAL PRODUCTS, INC.

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date  July 23, 2002                By  /s/ Joseph C. Horvath
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